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Women-owned
Bear Cub Play Cafe

Play Cafe

Jerffersonville, IN 47111
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $25,000 invested.
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THE PITCH
Bear Cub Play Cafe is seeking investment to open a family- friendly space offering a safe, educational, & enjoyable play area for children aged 0-4 and an on-site cafe.
First LocationGenerating RevenueRenovating Location
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INVESTOR PERKS

Bear Cub Play Cafe is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Bear Cub Sticker Pack Invest $100 or more to qualify. Unlimited available

Receive a pack of adorable Bear Cub Play Cafe stickers. Show off your support by sticking them on your water bottle, laptop, or any other favorite item.

Play Pass Trio Invest $250 or more to qualify. 10 of 10 remaining

Play Pass Trio: Enjoy three play passes to Bear Cub Play Cafe, providing multiple opportunities for your little ones to have a great time at our facility. *Includes all lower tier perks.*

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The Problem

Parents and guardians around the Southern Indiana area are in need of a local, kid-friendly space to allow our children time to interact with others, and play with different imaginative-based toys and fun play equipment they may not always have the opportunity to familiarize themselves with.

As a parent in the Southern Indiana area myself, I feel the need for a place to take my toddler where she can run and play with other littles her age and I can work, meet up with friends or make new ones, enjoy a cup of coffee or bakery treat, or just have fun watching her play.

There are trampoline parks and other fun places for the older kids in the area, but you'd have to cross the bridge to Louisville or travel even further to find a place where babies and toddlers can safely play.

The Solution

Bear Cub Play Cafe would bring Southern Indiana a community-based, kid-friendly space that allows our children to imagine, explore, socialize, and be a kid while allowing adults a space to sit and relax, work, eat, read a book, talk to other parents, or make new friends in the community.

Providing our community with a family- oriented space allows for even more community activities to take place in addition to the play cafe. We could become the village we parents truly need; offering parenting classes, networking parents and caregivers in need with those that could help, mommy & me yoga classes, and so much more. All within our Southern Indiana community.

Why now?

In recent years, there has been an increasing demand for indoor play establishments that offer children opportunities to engage in open-ended, imaginative play. This type of play allows children to explore their creativity, develop problem-solving skills, and learn through play. Many indoor play establishments are designed to cater specifically to children aged 0-4, offering a range of play activities that are age-appropriate and designed to stimulate their development.

One of the main market trends for indoor play establishments that focus on open- ended, imaginative play is the increasing popularity of sensory play. Sensory play is a type of play that stimulates a child's senses, such as touch, smell, taste, sight, and sound. This type of play is beneficial for young children as it helps to develop their cognitive, language, and social skills.

Another trend in the market is the use of technology to enhance play experiences. Some indoor play establishments are incorporating digital elements, such as augmented reality, interactive screens, and digital games, into their play areas to create a more immersive and engaging experience for children.

Additionally, there is a growing emphasis on safety and cleanliness in indoor play establishments. Parents are increasingly concerned about the risk of illness and infection in public spaces, especially those that cater to young children. As a result, many indoor play establishments are investing in measures to ensure that their premises are hygienic and safe for children to play.

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DESIGN INSPIRATION
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Why Us?

As parents ourselves, we understand firsthand the importance of finding a space where our little one feels at home. A place filled with engaging toys, appropriately sized play equipment, and imagination-building activities.

By combining our knowledge of what families like ours are looking for with our vision for the theme and design of the play cafe, we believe parents will be eager to bring their children back time and time again.

We've noticed that the only other local play cafe is somewhat minimalist, so we aim to provide a wide variety of toys, play structures, bookshelves, and cozy decor complete with colorful forest friends.

Our concept is designed to delight children and get rave reviews from parents.

Our Advantages

Unique Concept: Bear Cub Play Cafe is the only play cafe in Southern Indiana that will combine a play area for children with food and beverage services for both adults and children. This unique concept provides a one-stop shop for families with young children, who can enjoy playing and socializing while also having a meal or a snack.

Inclusive Environment: Our play cafe is committed to creating a welcoming and inclusive space that fosters creativity, curiosity, and imagination. We strive to provide an environment that is safe and comfortable for children of all abilities, including those with special needs.

High-Quality Food: Bear Cub Play Cafe hopes to offer a range of healthy and tasty food and beverage options for both adults and children. We plan to partner with local restaurants and bakeries who source their ingredients from local and organic suppliers, and offer options that cater to various dietary needs, including gluten-free, vegan, and vegetarian choices.

Exceptional Service: We are committed to providing exceptional service to our customers. Our staff will be trained to be friendly, attentive, and knowledgeable about our offerings. We will strive to create a memorable experience for each customer and build long-lasting relationships with our patrons.

Convenient Location: Bear Cub Play Cafe aims to be strategically located in Jeffersonville, which has a population of approximately 46,000 and a thriving

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THE TEAM
Cortney Kaczmarek
Co-Owner, President, CEO

Cortney is experienced in starting, owning and managing the operations of small businesses and Non-Profit Organizations around the US. Cortney has been in administration and management at some capacity for well over 10 years and brings a wide variety of important skills and knowledge with her. She is also a mother of a two-year-old daughter, giving her expertise in the need for and clientele of Bear Cub Play Cafe. Being a stay-at-home Mom, Cortney has first-hand experience being patient and having excellent communication skills. She also has the ability to multitask and works well under pressure.

Skills Include:

Business Entity Establishment & Management

Business Operations Management

Bookkeeping & Financial Management

Marketing & Social Media Management

Website & App design

Networking

Event Planning

Childcare & Child Development Knowledge & Training

Renny Kaczmarek
Co-Owner, Vice-President

Renny is an experienced and successful small business owner. Along with his knowledge of owning and running a business, Renny also brings to the table a medical background. After being a Medic in the United States Army for 6.5 years, he has training in Infant and Child life-saving strategies and other medical tactics that can bring peace of mind and can be taught to our staff in order to provide a safe environment for parents and children. Last, but not least, he is a father to a two- year-old daughter, giving her expertise in the need for and clientele of Bear Cub Play Cafe.

Skills Include:

Business Operations Management

Construction Expertise

Design & Engineering Knowledge

Medical Background

Social Media Management

Childcare & Child Development Knowledge & Training

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A special thanks...

One of our biggest mentors and advisors has been the team and partners at the Southern Indiana Chamber of Commerce and Indiana Small Business Development Center. They have helped guide us and have provided valuable tools and information to get us started on this venture.

We also have the support of our tax & financial advisor; a professional who is certified in the Profit First method, on whom we rely for guidance and expertise. We are supported by our friends and family, most of whom also have young children, and feel the need for this type of business in our community. These friends and family have already been generous with their time and opinions by filling out our first market research survey, and we know they will continue to be valuable resources.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Start Up Costs $37,300
Mainvest Compensation $2,700

Total $40,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $123,450 $395,058 $745,063 $782,317 $805,782
Cost of Goods Sold $17,025 $48,741 $85,208 $61,209 $63,044
Gross Profit $106,425 $346,317 $659,855 $721,108 $742,738

EXPENSES

Rent $25,000 $60,000 $60,000 $60,000 $60,000
Salaries & Wages $18,754 $88,754 $150,000 $150,000 $150,000
Employee Related Expenses $3,751 $17,751 $30,000 $30,000 $30,000
Marketing $1,500 $3,600 $3,600 $3,600 $3,600
Licenses & Permits $4,165 $10,000 $10,000 $10,000 $10,000
Legal & Professoinal Fees $4,165 $10,000 $10,000 $10,000 $10,000
Utilities $10,000 $24,000 $24,000 $24,000 $24,000
Operating Profit $39,090 $132,212 $372,255 $433,508 $455,138
This information is provided by Bear Cub Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2023 Balance Sheet
Quick Pitch.pdf
Business Plan.pdf
Investment Round Status
Target Raise $40,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends August 11th, 2023
Summary of Terms
Legal Business Name Bear Cub Play Cafe
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 2.5%-7.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2029
Financial Condition

Bear Cub Play Cafe is a business that is in its early stages of operation, and therefore, it does not have a significant operating history to discuss. However, we have established financial milestones and have observed positive trends in our financial condition and results of operations since our inception.

Based on the financial statements provided, we can see a steady increase in revenue year over year, driven by our strong customer base and the growing demand for family-oriented play and community spaces. We expect this positive trend to continue as we expand our offerings and attract more families to our establishment.

The proceeds from our offering and any other known or pending sources of capital will greatly impact our liquidity and the viability of our business. These funds will be used to cover the startup costs, including leasehold improvements, equipment purchases, and initial inventory. By receiving these funds, we will be able to meet our financial obligations and ensure a strong start for Bear Cub Play Cafe.

In terms of available sources of capital, we have explored potential lines of credit and investment opportunities from shareholders. These additional sources of capital will provide us with the necessary financial resources to fuel our growth and support our ongoing operations.

Future Goals & Milestones

June 2023 - Find a location

June/July 2023 - Renovate Space

July 15, 2023 - Hire Staff

July 30, 2023 - Prepped for launch

August 1, 2023 - Launch Day

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bear Cub Play Cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bear Cub Play Cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bear Cub Play Cafe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bear Cub Play Cafe's core business or the inability to compete successfully against the with other competitors could negatively affect Bear Cub Play Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bear Cub Play Cafe's management or vote on and/or influence any managerial decisions regarding Bear Cub Play Cafe. Furthermore, if the founders or other key personnel of Bear Cub Play Cafe were to leave Bear Cub Play Cafe or become unable to work, Bear Cub Play Cafe (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bear Cub Play Cafe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bear Cub Play Cafe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bear Cub Play Cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bear Cub Play Cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bear Cub Play Cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bear Cub Play Cafe's financial performance or ability to continue to operate. In the event Bear Cub Play Cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bear Cub Play Cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bear Cub Play Cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bear Cub Play Cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bear Cub Play Cafe will carry some insurance, Bear Cub Play Cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bear Cub Play Cafe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bear Cub Play Cafe's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bear Cub Play Cafe's management will coincide: you both want Bear Cub Play Cafe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bear Cub Play Cafe to act conservative to make sure they are best equipped to repay the Note obligations, while Bear Cub Play Cafe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bear Cub Play Cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bear Cub Play Cafe or management), which is responsible for monitoring Bear Cub Play Cafe's compliance with the law. Bear Cub Play Cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bear Cub Play Cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bear Cub Play Cafe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bear Cub Play Cafe, and the revenue of Bear Cub Play Cafe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bear Cub Play Cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bear Cub Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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